MRI Interventions Announces $6 Million Private Placement

Includes $4.25 million of gross cash proceeds

and the conversion of $1.75 million in secured debt

IRVINE, CA, August 31, 2016 – MRI Interventions, Inc. (OTCQB: MRIC) today announced it has entered into a definitive securities purchase agreement with a group of investors, which will result in gross proceeds to MRI Interventions of approximately $4.25 million, before deducting placement agents’ fees and estimated offering expenses. The securities under the securities purchase agreement consist of 851,000 units, composed of an aggregate of approximately 851,000 shares of its common stock and warrants to purchase approximately 765,900 shares of its common stock.

In addition to the securities purchase agreement and the proceeds contemplated thereunder, MRI Interventions has also entered into amendments to certain of its 12% promissory notes and warrants with two holders to provide for the automatic conversion of an aggregate principal balance of $1.75 million under such promissory notes into 350,000 units, on the same terms and conditions being offered in the private placement.

“We are pleased to complete this financing, and appreciate the support of the new and existing investors who participated,” said Frank Grillo, CEO and President of MRI Interventions, Inc. “The proceeds will be used for general corporate purposes, with a focus on providing growth capital for the ongoing commercialization efforts supporting our ClearPoint® Neuro Navigation System, a next generation platform for performing real-time, MRI-guided minimally invasive neurosurgery. We are particularly pleased with the continued growth of our business in all three areas - electrode placement, laser ablation and drug delivery. Several clinical-stage biotech companies developing life-changing therapies for severe diseases of the central nervous system, as well as companies pursuing direct delivery of chemotherapeutic compounds, have recognized the value of MRI-guided Convection Enhanced Delivery, enabled by our ClearPoint NeuroNavigation System.”

For each unit purchased or received upon conversion, the investor received one share of MRI Interventions’ common stock and a warrant to purchase 0.90 shares of MRI Interventions’ common stock. The investors have agreed to pay a negotiated price of $5.00 per unit, and the exercise price of the warrants will be $5.50 per share, with the warrants being exercisable for a five-year period beginning on the original date of issuance. This private placement is expected to close on or before September 6, 2016, subject to customary closing conditions.

Brookline Capital Markets (a division of CIM securities) acted as lead placement agent for the transaction.

The securities offered and to be sold by MRI Interventions in the private placement have not been registered under the Securities Act of 1933 or state securities laws and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an applicable exemption from such registration requirements. MRI Interventions has agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock, including shares of common stock issuable upon exercise of the warrants, to be issued in the private placement. Any resale of MRI Interventions’ securities under such resale registration statement will be made only by means of a prospectus.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

About MRI Interventions, Inc.

Building on the imaging power of magnetic resonance imaging, or MRI, MRI Interventions is creating innovative platforms for performing the next generation of minimally invasive surgical procedures. The ClearPoint system, which has received 510(k) clearance and is CE marked, utilizes a hospital’s existing diagnostic or intraoperative MRI suite to enable a range of minimally invasive procedures in the brain. For more information, please visit www.mriinterventions.com.

Forward-Looking Statements

This press release contains forward-looking statements based upon the Company’s current expectations. Forward-looking statements include, without limitation, all statements relating to any closing(s) of, and the amount of any proceeds from, the private placement transaction described in this press release. Forward-looking statements are subject to risks and uncertainties, and the Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of such risks and uncertainties, which include, without limitation, risks and uncertainties associated with market conditions and the satisfaction of closing conditions related to the private placement described in this press release. There can be no assurance that the Company will be able to complete the private placement described in this press release on the terms described herein or in a timely manner, if at all. You should not place undue reliance on forward-looking statements, which apply only as of the date of this press release. The Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 25, 2016 and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2016 contain under the heading “Risk Factors” a comprehensive description of risks to which the Company is subject. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Contact Information:

MRI Interventions, Inc.

Harold A. Hurwitz, CFO, (949) 900-6833